21st January, 2008
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Re; Unaudited Financial Results for the quarter ended December 31 , 2007
We attach herewith two files containing the unaudited financial results of the Bank for the Third quarter ended 31st December, 2007 and the press release in respect thereof as approved at the Board Meeting held today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sd/
Sanjay Dongre
Executive Vice — President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2007
(Rs. in lacs)

		Unaudited	Unaudited	Unaudited	Unaudited	Audited
		results for	results for	results for the	results for the	results for
		the quarter	the quarter	nine months	nine months	the year
		ended	ended	ended	ended	ended
Particulars		31-12-07	31-12-06	31-12-07	31-12-06	31-03-07
1	Interest Earned (a) + (b) + (c) + (d)	272690	169893	715882	472139	664793
(a)	Interest / discount on advances / bills	186725	113729	495779	303890	433415
(b)	Income on investments	77019	52445	199441	151979	205753
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	8806	3588	20290	15979	25294
(d)	Others	140	131	372	291	331
2	Other Income	67889	37330	173381	112180	151623
3	Total Income (1+2)	340579	207223	889263	584319	816416
4	Interest Expended	128932	83068	357304	230740	317945
5	Operating Expenses (i) + (ii)	105012	60502	264288	173687	242080
(i)	Employees Cost	35283	21384	95575	56153	77686
(ii)	Other operating expenses	69729	39118	168713	117534	164394
6	Total Expenditure (4) + (5) (excluding provisions & contingencies)	233944	143570	621592	404427	560025
7	Operating Profit before provisions and contingencies (3) - (6)	106635	63653	267671	179892	256391
8	Provisions (other than tax) and Contingencies	42313	20601	101964	65810	92516
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	64322	43052	165707	114082	163875
11	Tax Expense	21386	13488	53800	34294	49730
12	Net Profit / (Loss) from ordinary activities after tax (10-11)	42936	29564	111907	79788	114145
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) from the period (12-13)	42936	29564	111907	79788	114145
15	Paid up equity share capital (Face Value of Rs. 10/- each)	35408	31515	35408	31515	31939
16	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					611376
17	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	13.8%	12.8%	13.8%	12.8%	13.1%
(iii)	Earnings per share (par value Rs. 10/- each)
a	Basic EPS before & after extraordinary items (net of tax expense) — not annualized	12.1	9.4	32.9	25.4	36.3
b	Diluted EPS before & after extraordinary items (net of tax expense) — not annualized	11.9	9.2	32.4	25.0	36.1
(iv)	NPA ratios
a	Gross NPA	86697	64771	86697	64771	65776
b	Net NPA	27978	20354	27978	20354	20289
c	% of Gross NPA to Gross Advances	1.2%	1.3%	1.2%	1.3%	1.3%
d	% of Net NPA to Net Advances	0.4%	0.4%	0.4%	0.4%	0.4%
(v)	Return on assets (average) — not annualized	0.3%	0.3%	1.0%	1.0%	1.3%
18	Public Shareholding
	— No. of shares	271632320	246288408	271632320	246288408	250528608
	— Percentage of shareholding	76.7%	78.1%	76.7%	78.1%	78.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:
(Rs. in lacs)

			Unaudited	Unaudited
			results for	results for	Audited
	Unaudited	Unaudited	the nine	the nine	results for
	results for the	results for the	months	months	the year
	quarter ended	quarter ended	ended	ended	ended
Particulars	31-12-07	31-12-06	31-12-07	31-12-06	31-03-07
1. Segment Revenue
a) Retail Banking	307174	199993	834267	559127	776488
b) Wholesale Banking	226725	132270	587502	359857	509043
c) Treasury	22991	7203	42627	29238	47339
d) Unallocated	10247	—	10247	—	—
Total	567137	339466	1474643	948222	1332870
Less: Inter Segment Revenue	226558	132243	585380	363903	516454

Income from Operations	340579	207223	889263	584319	816416

2. Segment Results
a) Retail Banking	28696	21124	98193	69983	91715
b) Wholesale Banking	28845	23936	66973	49702	75503
c) Treasury	3691	(971)	(542)	(930)	1837
d) Unallocated	3090	(1037)	1083	(4673)	(5180)
Total	64322	43052	165707	114082	163875
Less:
i) Other un-allocable expenditure net off	—	—	—	—	—
ii) Un-allocable income	—	—	—	—	—

Total Profit Before Tax	64322	43052	165707	114082	163875

3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	17001	(59661)	17001	(59661)	223761
b) Wholesale Banking	775531	568758	775531	568758	257770
c) Treasury	278476	68117	278476	68117	127627
d) Unallocated	64835	41132	64835	41132	34157

Total	1135843	618346	1135843	618346	643315

Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on January 21, 2008.

2.	During the quarter and the nine months ended December 31, 2007, the Bank allotted 623,400 shares and 1,320,200 shares respectively pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	The Reserve Bank of India (RBI) issued a general clarification dated July 11, 2007 requiring banks to reflect amortization of premia on investments in the Held to Maturity (HTM) category under interest income from investments. Accordingly the Bank has reclassified the same for the quarter and nine months ended December 31, 2007 and all previous periods wherever necessary. On account of the said reclassification, net interest income is now lower by Rs. 71.9 crore for the quarter ended December 31, 2007 (corresponding previous quarter: Rs. 60.4 crore) and Rs. 187.4 crore for the nine months ended December 31, 2007 (corresponding previous nine months: Rs. 177.9 crore)

5.	During the nine month ended December 31, 2007, the Bank changed its accounting policy on amortization of premia on investments in the HTM category. Hitherto, the Bank amortized premia on investments in the HTM category on a straight-line basis. Now the Bank amortizes the said premia prospectively on yield to maturity basis. This change in policy has resulted in the profit after tax being higher by Rs. 6.1 crore for the quarter ended December 31, 2007 and by Rs. 14.7 crore for the nine months ended December 31, 2007.

6.	Provision for Taxes includes Rs. 12.9 crore and Rs. 29.3 crore towards provision for fringe benefit tax (FBT) for the quarter and the nine months ended December 31, 2007, respectively.

7.	As on December 31, 2007, the total number of branches (including extension counters) and the ATM network stood at 754 branches and 1906 ATMs respectively.

8.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2007: Opening: nil; Additions: 32; Disposals: 32; Closing: nil.

9.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10.	The above results for the quarter and the nine months ended December 31, 2007, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited and The National Stock Exchange of India Limited.

11.	Rs. 10 lac = Rs. 1 million
Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: January 21, 2008.	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 31-12-2007	As at 31-12-2006
CAPITAL AND LIABILITIES
Capital	35408	31515
Reserves and Surplus	1100435	586831
Employees’ Stock Options (Grants) Outstanding	—	1
Deposits	9938693	6674874
Borrowings	327166	451205
Other Liabilities and Provisions*	1742243	1216342

Total	13143945	8960768

ASSETS
Cash and balances with Reserve Bank of India	913791	452178
Balances with Banks and Money at Call and Short notice	427777	353278
Investments	4173685	2972242
Advances	7138682	4802135
Fixed Assets	106513	95738
Other Assets	383497	285197

Total	13143945	8960768

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 324205 lacs as on December 31, 2007 (previous year: Rs. 329050 lacs) .

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2007
The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2007 at its meeting held on Monday, January 21, 2008. The accounts have been subjected to a limited review by the Bank’s statutory auditors.
FINANCIAL RESULTS
Quarter ended December 31, 2007
The Bank earned total income of Rs.3,405.8 crores for the quarter ended December 31, 2007, a growth of 64.4% over the corresponding quarter ended December 31, 2006. Net revenues (net interest income plus other income) for the quarter ended December 31, 2007 were Rs.2,116.5 crores, an increase of 70.5% over the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased by 60.5% to Rs.2,726.9 crores for the quarter ended December 31, 2007. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2007 increased by 65.6% to Rs.1,437.6 crores driven by average asset growth of 43.9% and an improvement in core net interest margin (NIM) to around 4.3% (NIMs adjusted for the HTM premia amortization).
Other income (non-interest revenue) registered strong growth of 81.9% from Rs.373.3 crores for the quarter ended December 31, 2006 to Rs.678.9 crores for the quarter ended December 31, 2007. The main contributor to ‘Other Income’ for the quarter was fees and commissions of Rs.460.1 crores, up 38.8% from Rs.331.4 crores in the corresponding quarter ended December 31, 2006. The other two major components of other income were foreign exchange/derivatives revenues of Rs.74.2 crores and profit/(loss) on revaluation/sale of investments of Rs. 131.5 crores, as against Rs.63.0 crores and Rs.(21.1) crores respectively for the quarter ended December 31, 2006. Operating (non-interest) expenses for the quarter increased by Rs.445.1 crores to Rs.1,050.1 crores and were 49.6% of net revenues. Provisions and contingencies for the quarter were Rs.423.1 crores (against Rs.206.0 crores for the corresponding quarter ended December 31, 2006), principally comprising of specific provision for non performing assets and general provision for standard assets of Rs.350.1 crores. After providing Rs.213.9 crores for taxation, the Bank earned a Net Profit of Rs.429.4 crores, an increase of 45.2% over the quarter ended December 31, 2006.
Total balance sheet size increased by 46.7% from Rs.89,608 crores as of December 31, 2006 to Rs.131,439 crores as of December 31, 2007. Total deposits were Rs.99,387 crores, an increase of 48.9% from December 31, 2006. With savings account deposits of Rs.24,961 crores and current account deposits at Rs.25,602 crores, the CASA mix continued to remain healthy at around 50.9% of total deposits as at December 31, 2007. Net advances as at December 31, 2007 were Rs.71,387 crores, an increase of 48.7% over December 31, 2006. Retail loans grew by 45.0% on a year-on-year basis and now form 52.6% of gross advances. The Bank’s customer assets (including advances, corporate debentures, investments in securitised paper, etc.) net of loans securitized and participated out increased to Rs.74,979 crores as of December 31, 2007, from Rs.53,896 crores as of December 31, 2006.
Nine months ended December 31, 2007:
For the nine months ended December 31, 2007, the Bank earned total income of Rs.8,892.6 crores as against Rs.5,843.2 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2007 were Rs.5,319.6 crores, up by 50.4% over Rs.3,535.8 crores for the nine months ended December 31, 2006. Net Profit for the nine months ended December 31, 2007 was Rs.1,119.1 crores, up by 40.3%, over the corresponding nine months ended December 31, 2006.
BUSINESS UPDATE:
As of December 31, 2007, the Bank’s distribution network was at 754 branches and 1,906 ATMs in 327 cities as against 583 branches and 1,471 ATMs in 263 cities as of December 31, 2006. As of December, 2007 the number of debit cards issued by the bank crossed 5 million while credit cards issued crossed the 3.5 million mark.
Portfolio quality as of December 31, 2007 remained healthy with net non-performing assets at 0.4% of total customer assets. Capital Adequacy Ratio

(CAR) was 13.8% against the regulatory minimum of 9%. Tier I CAR was at 10.5%. as at December 31, 2007.
Note:
(i)     Rs. = Indian Rupees
(ii)    1 crore = 10 million
(iii)  All figures and ratios are in accordance with Indian GAAP.
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.